Exhibit (a)(5)(iii)

On May 19, 2020, Dycom Industries, Inc. (the “Company”) made available materials to be presented during the Company’s earnings call related to the announcement of its financial results for the quarter ended April 25, 2020. A portion of such materials (excerpted below) relates to the Company’s offer to purchase any and all of its outstanding 0.75% Convertible Senior Notes due 2021.

Liquidity Overview Net Debt Reduction $Millions $1,026$849.8 $762.9 $(263.3) Q320266 Q4 2020 Q12021 $ Millions Q4 2020 Q1 2021 Net Debt Summary 0.75% Convertible Senior Notes, mature Sept 2021: Senior Credit Facility, matures Oct 2023:3 Term Loan Facilities Revolving Facility $ 460.0 444.4 - $ 293.0 438.8 675.0 Total Notional Amount of Debt $ 904.4 $ 1,406.7 Less: Cash and equivalents 54.6 643.9 Net Debt $ 849.8 $ 762.9 $ Millions Q1 2020 Q1 2021 Cash Flow Summary Cash (used in) provided by operating activities $ (56.1) $ 85.2 Capital expenditures, net of disposals $ (38.4) $ (18.3) Borrowings on Senior Credit Facility $ - $ 669.4 Purchase of 0.75% Convertible Senior Notes, net of discount $ - $ (147.0) Other financing and investing activities, net $ (0.7) $ (0.1) Total Days Sales Outstanding ("DSO")5 108 125 Reduced net debt by $86.9 million during Q1 2021 and by $263.3 million since Q3 2020; during Q1-2021: Generated solid free cash flow Borrowed $675 million on Revolver in light of economic uncertainty Repaid $5.6 million of Term Loan borrowings Purchased $167 million principal amount of Notes for $147 million Ample liquidity4 of $390.1 million as of April 25, 2020 Announced Tender Offer in May 2020 to purchase any and all outstanding Notes Robust operating cash flows during Q1 2020 from prudent working capital management DSOs of 125 at Q1 2021 improved sequentially from 130 at Q4 2020 Capital expenditures, net of disposals for fiscal 2021 anticipated at $60 - $70 million; a reduction of $60 million from prior outlook 10